FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Lewis, Peter B.	2. Issuer Name and Ticker or Trading Symbol The Progressive Corporation (PGR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Chairman
(Last) (First) (Middle) 6300 Wilson Mills Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/6/02
(Street) Mayfield Village, OH 44143		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	12/04/2002		J(1)		396,000	D	(1)	4,000(2)	I	By Lewis Children VI, LLC
Common								15,552,823	D
Common								49,416.3158	I	401(k) Plan
Common								294,000	I	As Gen. Part. of Lewis L.P.
Common								1,135,282	I	As GP of Lewis Children LP III
Common								1,012,500	I	As Trustee for Brother
Common								1,161,253	I	By Lewis Children IV, LLC
Common								1,181,454	I	By Lewis Children V, LLC
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Represents the indirect sale of 396,000 shares held by Lewis Children VI, LLC, a family limited liability company which the reporting person controls, resulting from the sale by the reporting person of 99% non-voting equity interests in Lewis Children VI, LLC, to six family trusts in exchange for promissory notes in the aggregate principal amount of $12,400,344, which represents a price per underlying share of $31.314. The reporting person is neither the beneficiary nor a trustee of the family trusts and retains control of Lewis Children VI, LLC, following the sale of the non-voting equity interests.
(2) Represents the reporting person's remaining 1% indirect interest in the shares held by Lewis Children VI, LLC.

By: /s/ Peter B. Lewis By: David M. Coffey, Attorney-in-Fact **Signature of Reporting Person	12/6/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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 POWER OF ATTORNEY

The undersigned is a director and/or officer of The Progressive Corporation, an Ohio corporation
(the "Corporation"), certain securities of which are registered pursuant to Section 12 of the
Securities Exchange Act of 1934, as amended (the "Act").  The undersigned hereby makes, constitutes and appoints Charles E. Jarrett, Dane A. Shrallow, Michael R. Uth and David M.
Coffey, and each of them, my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place and stead, as my attorney-in-fact and agent, to sign any and all Forms 3, 4 and 5, or successor forms, and any and all amendments or supplements thereto, in order to report, pursuant to Section 16(a) of the Act, the number of the
Common Shares and other securities (including any derivative securities) of the Corporation beneficially owned by the undersigned, or any change in the number of Shares or other securities of the Corporation so owned by the undersigned or in the nature of such ownership, and to file with the Securities and Exchange Commission and the New York Stock Exchange the required number of copies of such form or forms, or any such amendments or supplements, pursuant to and in accordance with the applicable rules and regulations of the Securities and Exchange
Commission and the New York Stock Exchange, giving and granting unto each said attorney-in-
fact and agent full power and authority to do and perform any and all acts and things whatsoever necessary or appropriate to be done in or about the premises, as fully to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and approving all that said attorneys-in-fact and agents, or any of them, or any such substitute or substitutes, shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney on the 15th day of June, 2001.

/s/ Peter B. Lewis
Peter B. Lewis